December 29, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Jeffrey Riedler,
Assistant Director

Re:	Northwest Biotherapeutics, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 16, 2011
File No. 000-33393

Dear Mr. Riedler:

Please note the undersigned is the duly authorized Chief Executive Officer of Northwest Biotherapeutics, Inc. (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated December 22, 2011 (the “Comment Letter”).  In response to the Comment Letter, the Issuer proposes to amend its Preliminary Information Statement to include the following disclosure:

DESCRIPTION OF SECURITIES

Description of Common Stock

Number of Authorized and Outstanding Shares.  We are authorized to issue 150,000,000 shares of Common Stock, $0.001 par value per share, of which 149,283,254 shares were outstanding on December 15, 2011.  All of the outstanding shares of Common Stock are fully paid and non-assessable.

Voting Rights.  Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders.  Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. The holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Other.  Holders of Common Stock have no cumulative voting rights.  Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock.  There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

Transfer Agent.  Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed.  No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state security laws.  The Company’s transfer agent for its Common Stock is BNY Mellon Shareowner Services, 520 Pike Street, Suite 1220, Seattle, Washington 98101.

Issuance of Shares of Common Stock following Amendment.  Upon filing of the Certificate of Amendment, the Company plans to issue the following shares of Common Stock:

•      3,333,334 shares of Common Stock for the conversion of $1,900,000 of debt per agreement with an investor on November 28, 2011, followed forty-five days later by the issuance of an additional 1,093,336 shares of Common Stock to convert an additional $623,201 of debt held by the same investor.

•      an indeterminate number of shares of Common Stock to an investor to purchase up to $2,500,000 of shares of the Company’s Common Stock upon notice from the Company from time to time in its sole discretion, following the effectiveness of a registration statement filed for such purpose.  Pursuant to the Purchase Agreement entered into on November 14, 2011, the investor will purchase up to $2,500,000 of our Common Stock, upon effectiveness of the registration statement, on the terms and conditions set forth in the Purchase Agreement

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.
By:	/s/ Linda Powers
Linda Powers
Chief Executive Officer